Rachel Proffitt

+1 415 693 2031

rproffitt@cooley.com

March 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Mcphee
Jennifer Monick
James Lopez

Re:	TPB Acquisition Corp I
Form S-1 filed February 19, 2021
File No. 333-253325

Ladies and Gentlemen:

On behalf of TPB Acquisition Corp. I (the “Company”), we are submitting this response letter in response to the comment letter, dated March 18, 2021, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Commission on February 19, 2021. We are also electronically filing an amendment to the Registration Statement ( “Amendment No. 1”), which reflects changes in response to the Staff’s comments, as well as other updates.

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Form S-1 filed February 19, 2021

Summary, page 1

1.	We note that your disclosure focuses to a significant extent on TPB, including when you discuss "Our Capabilities." Please revise here and where appropriate to clearly distinguish between TPB and you. Additionally, disclose, if true, that none of TPB's business will directly be a source of returns for investors in your offering. Revise to clarify whether TPB (1) is obligated to provide its capabilities and sourcing for a transaction and (2) may receive any compensation or economic benefit from sourcing or providing financing or related assistance for a transaction which could reduce the value of the company to other investors. If TPB may receive compensation or economic benefit from such activities, disclose whether the amount or terms of any such compensation or economic benefit to TPB have been determined.

U.S. Securities and Exchange Commission

March 23, 2021

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3 and 86 of the Registration Statement to clarify that we are referring to the capabilities of TPB. Additionally, we have disclosed that none of TPB's business will directly be a source of returns for investors in our offering.

In addition, we have clarified that TPB (1) is not obligated to provide its capabilities and sourcing for a transaction and (2) will not receive compensation or economic benefits that would reduce the value of the company to other investors.

2.	In this regard, we note the disclosure on pages 28, 72 and 91 that in no event will the sponsor or officers or directors, or their respective affiliates, receive any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the initial business combination; however, loans for "transaction costs" from the sponsor or officers or directors, or their respective affiliates, may be repaid from working capital held outside the trust account in the event that the initial business combination does not close. Please clarify the compensation or economic benefit from the loans that could reduce the value of the company to other investors, including with respect to the up to $1,500,000 of loans that may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30, 39, 75, 82 and 126 of the Registration Statement to clarify that the loans could reduce the value of the company to our shareholders and investors in the post-business combination company and that if we issue warrants to repay such loans it could have the impact of diluting our shareholders and other investors in the post-business combination company.

3.	We note the statement that you "cannot provide any assurance as to the timing or terms" of a transaction with TPB or affiliate(s) of TPB. Please clarify the circumstances and timing of when a transaction with TPB or affiliate(s) of TPB could occur separately from the acquisition that would meet the 80% test and other requirements applicable to an initial business combination. Please also clarify how the other features of your offering, such as the 24 months time limit, would apply to any such separate transaction with TPB or affiliate(s) of TPB.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 31, 45, and 90 of the Registration Statement to clarify that we cannot provide assurance only as to the terms of a transaction with TPB or affiliate(s) of TPB. Any transaction with TPB or a portfolio company of TPB in connection with the initial business combination is expected to take place at the same as the initial business combination. We removed the reference to the timing of the transaction with TPB to avoid the confusion the Staff has identified.

4.	You disclose conflicts of interest on page 65 in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your officers and directors acquired 20% of your ordinary shares for approximately $0.003 per share and the offering is for $10.00 a share, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and in risk factors accordingly.

U.S. Securities and Exchange Commission

March 23, 2021

Page Three

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the risk factors on page 67 of the Registration Statement to describe in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests between the sponsor the public investors where an initial business combination does occur.

5.	Please clarify under what circumstances, if any, the sponsor and management do not waive their redemption and liquidation rights to shares they may own.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 24, 98, 99, 120 and 129 of the Registration Statement to clarify both that the sponsor and members of management are not required to waive their certain redemption rights or rights to liquidating distributions with respect to any public shares they own.

6.	Please include a bullet point summary of your principal risks. See Item 105(b) of Regulation S-K

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30 and 31 of the Registration Statement to include a bullet point summary of our principal risks.

*        *        *

Please contact me at (415) 693-2031 or Peter Byrne at (212) 479-6778 at with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel Proffitt

Rachel Proffitt

Cooley LLP

cc:	David Friedberg, TPB Acquisition Corp. I
Peter Byrne, Cooley LLP
J. Peyton Worley, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP